As filed with the Securities and Exchange Commission on February 22, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Voya Global Equity Dividend and Premium Opportunity Fund

(Name of Subject Company (issuer))

Voya Global Equity Dividend and Premium Opportunity Fund

(Name of Filing Person (offeror))

Common Shares

$0.01 par value

(Title of Class of Securities)

92912T100

(CUSIP Number of Class of Securities)

Huey P. Falgout, Jr., Esq.

Voya Investments, LLC

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258

(800) 992-0180

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Elizabeth J. Reza

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	None

This filing relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This filing relates solely to preliminary communications made before the commencement of a tender offer (the “Offer”) by Voya Global Equity Dividend and Premium Opportunity Fund, a closed-end management investment company (the “Fund”), to purchase for cash up to 15% of the Fund’s outstanding common shares (the “Shares”) upon the terms and subject to the conditions of the Offer.

Forward-Looking Statements

This document contains statements regarding plans and expectations for the future that constitute forward-looking statements within The Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Such forward-looking statements are based on the Fund’s current plans and expectations, are not guarantees of future results or performance, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are as of the date of this release only; the Fund undertakes no obligation to update or review any forward-looking statements. You are urged to carefully consider all such factors.

Additional Information and Where to Find It

The Offer referenced in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell Shares in the Fund, nor is it a solicitation of any proxy. This announcement is not a substitute for any materials that the Fund will file with the SEC.

The Fund plans to file a tender offer statement on Schedule TO, together with other related tender offer documents, including a letter of transmittal, in connection with the Offer. These documents will contain important information about the Fund and the Offer. You are urged to read these documents carefully and in their entirety when they become available before making any decision regarding tendering your Shares. These documents will be made available to the Fund’s shareholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov.

This Schedule TO is not a prospectus, circular, or representation intended for use in the purchase or sale of Shares in the Fund. Shares of the Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the Fund involve investment risk, including possible loss of principal. For more complete information about the Fund, including risks, charges, and expenses, please see the Fund’s annual and semi-annual shareholder reports. The Fund’s filings with the SEC may be obtained for a duplicating fee, by contacting the SEC at: publicinfo@sec.gov or may be obtained at no cost by visiting the EDGAR Database on the SEC’s Internet website at: www.sec.gov.

The Fund is a closed-end fund. Common shares of the Fund are only available for purchase/sale on the NYSE at the current market price. Common shares may trade at a discount to net asset value.

Items 1-11.

Not applicable.

Item 12. EXHIBITS.

Exhibit No.	Document

99.1	Press Release issued by the Issuer dated February 22, 2021.

Item 13.

Not applicable.